[CHS Letterhead]

November 4, 2005

BY EDGAR AND FACSIMILE (202-772-9206)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: William A. Bennett

  Re:
  Cold Spring Capital Inc.
  Response to Comment Letter dated November 3, 2005
  Regarding Amendment No. 3 to Registration Statement on Form S-1
  Filed October 25, 2005
  File No. 333-125873

Ladies and Gentlemen:

        On behalf of Cold Spring Capital Inc. ("Cold Spring" or the "Company"), we are submitting this letter in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") as set forth in your letter dated November 3, 2005 (the "Comment Letter") to Mr. Richard A. Stratton, the Chief Executive Officer of the Company. The Comment Letter relates to Amendment No. 3 to the Company's Registration Statement on Form S-1, File No. 333-125873 (the "Registration Statement"), which was filed with the Commission on October 25, 2005. Filed herewith via EDGAR is Amendment No. 4 to the Registration Statement ("Amendment No. 4").

        The responses and supplementary information set forth below have been organized in the same manner in which the Commission's comments were organized and all pages references in the Company's responses are to Amendment No. 4. A copy of this letter and its attachments are being delivered under separate cover to Maureen Bauer of the Commission.

General

  1.
  We note the disclosure throughout the prospectus that you have received unsolicited inquires that you will not respond to, if at all, until after consummation of this offering. Supplementally provide the staff with the identity of the parties that have made these inquires, the number of inquires you have received to date and the nature of the inquiries. We may have further comment.

        As reflected in the Prospectus, the Company does not have any specific target under consideration. Since the initial filing of the Registration Statement in June 2005 (at which point, the Company's business plan became a matter of public record), the Company, not being in a position to prevent parties from contacting it, has received unsolicited contacts that fall into one of three categories. First, the Company received an unsolicited package from Goldleaf Mortgage Group LLC, an unsolicited package describing the credentials of Kropschot Financial Services, and a voicemail message from Torleolo Securities (not sure of spelling). The Company has not reviewed the content of such packages or responded to or had contact with any of these entities. Second, since the prospective offering became a matter of public record when the Registration Statement was initially filed, a limited number of members of the business community have approached the Company's principals, but, in each case, before any entities were named, the principals responded by advising that the Company was in registration and could not and would not engage in any discussion. The Company did not keep any record as to the names or contact information of any such persons who approached the principals. Third, beginning in the first quarter of 2005 and prior to the contemplation of the offering or the filing of the Registration Statement, Mr. Stratton, in the ordinary course of business in connection with philosophical differences that existed among the owners of a business, and without any contemplation of the Company's offering, had discussions with a third party financial institution which owns an equity interest in Resort Finance LLC ("RFL"), an entity in which an affiliate of Mr. Stratton also owns an equity interest. The discussions included the possibility that Mr. Stratton's affiliate might acquire the interest held by the financial institution and inquiries from Mr. Stratton as to whether the financial institution might acquire the interest in RFL held by Mr. Stratton's affiliate. These discussions were not productive and ceased with respect to any purchase by Mr. Stratton prior to the commencement of the offering. At some point during the summer of 2005, an attorney for the financial institution had a phone conversation with an attorney for Mr. Stratton on RFL matters. The conversation was on a number of issues, both business and social. At one point, when the attorney representing the financial institution inquired as to how the Cold Spring offering was going and how this type of offering worked, the attorney made an off-hand remark asking whether the offering proceeds might ever be used in a transaction involving the financial institution he represented or RFL. This was not viewed then or now by the Company as an "inquiry" or request made on behalf of a client. In any event, the Company's attorney responded no, and that was the end of the discussion. As reflected above and in the Prospectus, the Company does not have any agreement, arrangement or understanding with any party with respect to any transaction, and does not have any target under consideration.

  2.
  We note that the underwriter, Deutsche Bank Securities, has agreed to make the warrant purchases on behalf of Messrs. Stratton and Weingarten. Please advise how this arrangement complies with the terms of the Key Hospitality no action letter, whereby the parties seeking no action relief agreed to purchase warrants through a broker-dealer that was not a participant in the public offering.

        The Company respectfully submits that the Key Hospitality no action letter does not appear to rely on the independence of the broker engaged to perform the warrant purchases but rather references the representations made by Key Hospitality that "warrant purchases will be made pursuant to pre-established agreements in accordance with the guidelines of Rule 10b5-1 under the Securities Exchange Act of 1934 (Exchange Act) by a broker-dealer who is registered under Section 15 of the Exchange Act." Nevertheless, the Company and Messrs. Stratton and Weingarten have agreed that a broker-dealer who does not participate in the offering will effect the warrant purchase transactions. The disclosure on pages 5, 15, 16, 28, 35, 66, 68, 72, 77 and F-10 of Amendment No. 4 has been revised accordingly.

  3.
  We are unable to locate in the underwriting agreement the provision related to the compensation deferment. Please advise. In addition, it appears that section 9 of the underwriting agreement allows less than all of the shares to be offered in the event of a default by an underwriter of more than 10%. The agreement gives the right, but not the obligation, to terminate the agreement. It is therefore, in our judgment, not a firm commitment arrangement. Please revise the agreement or the prospectus. Additionally, discuss the reasons and rationale behind the decision to defer a portion of the underwriter's compensation, as well as the decision to place such deferred compensation into the trust account for distribution to the public stockholders in the event of a liquidation.

        In response to the Staff's Comment, clarifying language has been added to Section 2(b) of the Underwriting Agreement, which is filed as Exhibit 1.1 to Amendment No. 4, with respect to compensation deferment, and Section 9 of the Underwriting Agreement has been eliminated. The Company has also added language on page 6 of Amendment No. 4 discussing the reasons and rationale for deferring a portion of the underwriters' compensation and placing the deferred compensation into the trust account. As reflected in the additional disclosures, this structure (as opposed to paying all underwriting fees at the closing of the offering) is a benefit to investors. In the event an acquisition is not made, the Company is liquidated and the amounts in the trust account are distributed to public investors, the amount distributed will be increased by the amount of the deferred compensation.

  4.
  Please include in the underwriting section the disclosure set forth in your response number two to our letter dated September 20, 2005 regarding when the distribution will terminate.

        The Company respectfully directs the Staff to the disclosure in the Underwriting Section of the prospectus appearing on page 77 with respect to the "restricted period" and when it will end for purposes of Regulation M.

Prospectus Cover Page

  5.
  Add disclosure to indicate that there are no assurances that the company's securities will be approved for listing on the AMEX.

        The Company's securities have, in fact, been approved for listing on the AMEX. A copy of a letter to the Company from the AMEX informing the Company of the listing of its securities is being supplementally provided to the Staff. In the circumstances, the Company respectfully believes that the additional disclosure suggested by the Staff is not appropriate.

Prospectus Summary, page 1

  6.
  With respect to the company's plans to enter into transactions after the initial acquisition of an operating business, discuss whether such additional acquisitions will be identified from the same search process from which the initial business combination is derived, if so, how the company will determine which transaction will constitute the initial business combination and the other transaction(s) will follow, whether any such transaction may involve a business or assets owned directly or indirectly by an officer, director or affiliate of the company, and if so, how that fact might impact the company's decision to delay the consummation of such transaction until after the initial business transaction, and whether stockholders will have any of the rights (escrow of funds, voting on the transaction, etc.) granted to them with respect to the initial business combination in connection with any of the subsequent acquisitions by the company. Finally, discuss whether the company currently has any such transactions under consideration and whether the company has taken any steps towards locating assets or businesses to acquire.

        First, as indicated in the Prospectus, the Company does not have any agreement, understanding or arrangement, and is not in discussions, with any person or entity with respect to a proposed acquisition. The Company does not have any target under consideration.

        Second, the Company intends to approach any and all acquisitions with a simple question: whether the transaction is advisable and in the best interests of the Company and its shareholders. The Company believes it is possible that its attractiveness as a potential buyer of businesses and assets may increase after the consummation of an initial transaction and there may or may not be additional acquisition opportunities as the Company grows and integrates its acquisitions. The Company may or may not make future acquisitions. Fundamentally, however, the Company believes that, following an initial transaction, it could learn of, identify and analyze acquisition targets in the same way after an initial transaction as it will before. To the extent the Company is able to identify multiple acquisition targets and options as to which business or assets to acquire as part of an initial transaction, the Company intends to seek to consummate the acquisition which is most attractive and provides the greatest opportunity for creating shareholder value. The determination of which entity is the most attractive would be based on the Company's analysis of a variety of factors, including whether the acquisition would be in the best interests of the Company's securityholders, the purchase price, the terms of the sale, the perceived quality of the assets and the likelihood that the transaction will close. The Company has added disclosure on page 45 of Amendment No. 4 to the effect of the foregoing.

        The Company does not anticipate that the initial business combination will involve any entity which is affiliated with any officer or director (or any affiliate of an officer or director) of the Company. The Company has added disclosure on page 64 of Amendment No. 4 which confirms that the Company will not consummate any transaction (the initial transaction or any later one) with an entity which is affiliated with any of the Company's initial stockholders, officers or directors unless the Company obtains a fairness opinion from an independent investment bank and the approval of its stockholders.

        Finally, as indicated throughout the Prospectus and elsewhere in this letter, the Company does not currently have any such affiliated transaction under consideration and has not taken any steps towards locating assets or businesses to acquire.

Risk Factors, page 11

  7.
  Please disclose what the per share liquidation price will be in risk factor two.

        In response to the Staff's comment, the per share liquidation price has been added to risk factor two on page 11 of Amendment No. 4.

  8.
  Disclose in risk factor eight the industry in which Key Hospitality is seeking a business combination and update the status of its efforts in this regard.

        In response to the Staff's comment, the requested disclosure has been added in risk factor eight on page 14 of Amendment No. 4.

  9.
  The risk factor on page 22 concerning the listing of the company's securities on the AMEX indicates that the company's securities "will" be listed on the AMEX. Provide the staff with written confirmation from the AMEX that the listing of such securities has been granted, or revise the disclosure accordingly.

        As discussed in response to comment 5 above, the Company is supplementally providing the Staff with a copy of a letter from the AMEX advising the Company that its securities have been approved for listing on the AMEX.

  10.
  The risk factor on page 30 regarding NASAA's Policy Statement is inapplicable in the event that the company lists its shares on the AMEX. Please revise or advise.

        The Company has removed the referenced risk factor in response to the Staff's comment.

  11.
  Please consider whether the risk factor on page 23 regarding delisting should discuss the consequences to investors and the company with respect to Blue Sky rules and regulations, which would become applicable should the company lose its status as a covered security. Please also supplementally advise us how you believe you satisfy the applicable AMEX listing criteria.

        In response to the Staff's comment, the Company has added disclosure that delisting from the AMEX following the offering could have an adverse effect on the ability of securityholders to sell their securities in certain states.

        The Company supplementally advises the Staff that it will satisfy the AMEX listing criteria under AMEX Quantitative Standard 3 for initial listing ($4 million shareholders' equity, $50 million total market capitalization, 400 public shareholders and one million shares publicly held, and market value of public float of $15 million).

Use of Proceeds, page 33

  12.
  You appear to have allocated proceeds not held in trust to due diligence in three separate line items: the first, the second and the fifth (reserves). Either this allocation is duplicative or the disclosure does not adequately discuss the specific due diligence undertakings contemplated. Please advise or revise.

        In response to the Staff's comment, the Company has revised the table on page 33 and the related disclosure on page 34 to clarify the first line item relates to due diligence expenses excluding accounting and legal due diligence, which are included in the second line item. The Company did not intend to allocate any portion of the amounts in the fifth line item toward due diligence expenses and has removed the reference to "reserves" to eliminate any confusion in that regard.

Management's Discussion and Analysis…, page 40

  13.
  Your discussion of volatility on page 42 references a "basket of U.S. finance companies" in making such determination. Provide additional detail to disclose the number of and pertinent features (revenues, total assets, net income, EBITDA, etc.) of such companies. We may have further comment.

        The Company supplementally advises the Staff that it reviewed a basket of 67 U.S. finance companies in a variety of sub-sectors including consumer finance, commercial finance, mortgage finance and mortgage REITS in making the determination on page 43. The table below summarizes certain of their pertinent features:

	LTM Revenues	Total Assets	LTM Net Income	LTM EBITDA	Market Cap
	($mm)	($mm)	($mm)	($mm)	($mm)
Max	$5,559.2	$60,151.6	$859.6	$3,982.4	$9,489.9
Min	$23.1	$126.8	($43.1)	$14.5	$100.2
Average	$611.0	$5,812.0	$95.7	$327.4	$1,054.5
Median	$248.7	$1,622.7	$36.7	$107.9	$504.4

According to Bloomberg, as of September 30, 2005, the median volatility of these representative companies was calculated to be 30.7% and the average volatility was calculated to be 31.6%.

Proposed Business, page 44

  14.
  Tell us the factors you considered in determining to value this offering at $120,000,000 and offer the units at $6.00 per unit. What factors did you consider when determining that you might need $107,426,000 in the trust fund to effect the business combination contemplated by the registration statement? Please discuss the specific factors and motivations behind the valuation. If management, the directors, or any affiliate, agent or other representative has already taken direct or indirect measures to locate a target business, or unaffiliated entities have approached you with possible candidates, please disclose this information or advise. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration," but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company's corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Cold Spring Capital, Inc. Given management's extensive and high-level experience in the consumer and commercial finance industry, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company's net assets may be material information for which appropriate disclosure is required. We may have further comment.

        Initially, the Company wishes to bring to the attention of the Staff that, as set forth in the Registration Statement, the Company has not identified or been provided with the identity of, or had any direct or indirect contact with, potential acquisition candidates (other than the limited number of unsolicited contacts referred to in the Company's response to Comment 1 above), and will not engage in any such activities prior to the consummation of the offering and, in this regard, has not done an analysis of the costs involved in the acquisition of any specific target businesses.

        Supplementally, in determining the size of the offering, the Company and the underwriters considered a number of factors, including the viable size ranges of a target business for which the Company could reasonably be expected to complete a successful acquisition following the offering and management's assessment of the funds necessary to acquire a target which will provide the Company with sufficient critical mass to execute its business strategy. For example, there are certain operations that an entity in the Company's business area must have such as loan underwriting, servicing, and compliance personnel and systems. The Company does not believe it would be cost-effective to create an infrastructure with these systems for a business with a value materially below the offering proceeds. In addition, the Company believes that it could borrow money at a lower cost of funds if it were to have a larger nominal capital base (in the range of the size of the offering) as opposed to a capital base significantly smaller. It was determined that if the Company were to seek to complete an offering that were significantly larger than this offering, it would have materially greater funds in the trust fund and the size of the business combination it would seek to complete would have to be significantly larger. In such case, the Company and the underwriters believe that the likelihood that the Company would be competing with other, larger firms for target businesses would be significant. The Company believes it would be at a competitive disadvantage with such firms because such firms would generally be able to complete a transaction more quickly than the Company, since the Company has limited resources and must have a business combination approved by a majority of the votes cast at a meeting in order to approve a transaction. If choosing between a competing bid from the Company and a larger firm, such target business might be less inclined to take the risk that the Company's stockholders would not approve the transaction. Finally, the Company considered that larger target businesses would likely have other exit strategies available to them, such as buyouts, direct financing sources and credit facilities.

        The Company and the underwriters additionally considered the ability of the underwriters to market an offering of this size to investors in determining the value the offering. With respect to the price per Unit, the Company and the underwriters determined that such price was customary in the marketplace for this type of offering. The price per Unit does not impact the relative percentage ownership in the Company that investors will own.

        As indicated above and in the Prospectus, the Company has not, directly or indirectly, conducted any diligence, evaluations, discussions (formal or informal), negotiations or undertaken similar activities with respect to a business combination transaction involving the Company. Reference is made to the Company's response to comment 1 above.

        Finally, although management does (as the Staff's comment reflects) have experience in the consumer and commercial finance industry, there are currently no targets under consideration and management does not have any precise knowledge about its ability to effect a combination with any target of any size. Management is generally aware that companies in this industry from time to time are sold, and portfolios of financial assets and real estate that may generate financial assets are from time to time acquired, but does not have precise knowledge about any target.

Financial Statements

Subsequent Events, page F-11

  15.
  Please expand Note 6 to disclose whether management believes that the possibility the financial statements will be affected by the litigation disclosed in Note 6 is reasonably possible or remote. If it is reasonably possible that the outcome of litigation disclosed in Note 6 may result in a material liability, paragraph 10 of SFAS 5 requires disclosure of the range of reasonably possible loss or a clear statement that such a range cannot be estimated.

        Note 6 has been expanded in Amendment No. 4 to provide for the requested disclosure.

* * * * * *

Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (617) 248-5034, or in my absence, William P. Gelnaw, Jr. at (617) 248-2133. Thank you.

                      Sincerely,

                      James W. Hackett, Jr.

cc:
Maureen Bauer
Richard A. Stratton
Joseph S. Weingarten
Patricia A. Baldowski
Floyd I. Wittlin, Esq.
Kevin Barry, Esq.
Thomas L. Iannarone, Esq.
William P. Gelnaw, Jr., Esq.